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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 9)

                             SHILOH INDUSTRIES, INC.
  -----------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
  -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   824543 10 2
  -----------------------------------------------------------------------------
                                 (CUSIP Number)

  -----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [_] Rule 13d-1(b)

       [_] Rule 13d-1(c)

       [X] Rule 13d-1(d)

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CUSIP NO. 824543 10 2                   13G/A


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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      KeyBank, National Association
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                         (b) [X]

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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        NUMBER OF         5  SOLE VOTING POWER

          SHARES                      0
                        --------------------------------------------------------
       BENEFICIALLY       6  SHARED VOTING POWER

         OWNED BY                     0
                        --------------------------------------------------------
           EACH           7  SOLE DISPOSITIVE POWER

        REPORTING                     0
                        --------------------------------------------------------
       PERSON WITH        8  SHARED DISPOSITIVE POWER

                                      0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [_]

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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.0%
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12    TYPE OF REPORTING PERSON

      IN
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                                       2

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       This Amendment No. 9 (this "Amendment") amends and supplements
Amendment No. 8 filed on February 14, 2001, as amended by Amendment No. 7 filed on February 9, 2001, as amended by Amendment No. 6 filed on February 14, 2000, as amended by Amendment No. 5 filed on February 16, 1999, as amended by Amendment No. 4 filed on February 17, 1998, as amended by Amendment No. 3 filed on February 14, 1997 as amended by Amendment No. 2 filed on February 14, 1996 as amended by Amendment No. 1 filed on February 14, 1995, which amended and supplemented the Schedule 13G filed on February 14, 1994 (the "Schedule 13G") with the Securities and Exchange Commission (the "Commission") on behalf of certain of the signatories to the Stockholders Agreement, dated as of June 22, 1993, by and among the stockholders listed therein and Shiloh Industries, Inc., a Delaware corporation (the "Company"), as amended by the First Amendment to the Stockholders Agreement, dated as of March 11, 1994 (the "Stockholders Agreement"), as terminated pursuant to the Termination of Stockholders Agreement, dated as of May 29, 2001, by and among the Company, MTD Products Inc. and the Stockholders named therein (the "Termination Agreement").

Item 1(a).   Name of Issuer:

                  Shiloh Industries, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

                  Suite 202, 103 Foulk Road
                  Wilmington, Delaware 19803

Item 2(a).   Name of Person Filing:

                  KeyBank, National Association, as trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust

Item 2(b).   Address of Principal Business Office or, if none, Residence:

                  The business address of KeyBank, National Association is:
                  42 North Main Street, Mansfield, Ohio 44902

Item 2(c).   Citzenship:

                  James C. Fanello and Kathleen M. Fanello are citizens of the United States of America.

Item 2(d).   Title of Class of Securities:

                  Common Stock

Item 2(e).   CUSIP Number

                  824543 10 1

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.

Item 4.      Ownership.

       Item 4 of the Schedule 13G hereby is amended by deleting such Item 4 in its entirety and replacing it with the following:

             (a)-(c). As of December 31, 2002, KeyBank, National Association did not have sole or shared power to direct the vote or sole or shared power to dispose of or direct the disposition of any shares of Common Stock as trustee for the James C. Fanello Trust and the Kathleen M. Fanello Trust.

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Item 5.    Ownership of Five Percent or Less of a Class.

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

                 Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not Applicable.

Item 8.    Identification and Classification of Members of the Group.

                 Not Applicable.

Item 9.    Notice of Dissolution of Group.

                 Not Applicable.

Item 10.   Certification.

                 Not Applicable.

                                       4

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   KEYBANK, NATIONAL ASSOCIATION


Dated: February 11, 2003                           By:  /s/ Charles M. Conrad
                                                      --------------------------
                                                      Name: Charles M. Conrad
                                                      Title: Vice President

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